UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Public-Held Company with Authorized Capital

TAX ID (“CNPJ”) 06.057.223/0001-71

NIRE 3330027290-9

EXTRACT FROM THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 25, 2024

1.               Date, Time and Place: On June 25, 2024, at 9:00 a.m, virtually, considered to be held at the headquarters of Sendas Distribuidora SA (“Company”), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Ayrton Senna Avenue, n 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, ZIP Code 22.775-005.

2.               Call notice and attendance: Call notice given in accordance with the rules of procedure and attendance by all members: Messrs. Oscar de Paula Bernardes Neto – Chairman of the Board of Directors, José Guimarães Monforte – Vice-Chairman of the Board of Directors, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Júlio Cesar de Queiroz Campos, Leila Abraham Loria e Leonardo P. Gomes Pereira.

3.               Board: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.               Agenda: Analysis and recommendation for the election of a member to the Company's Corporate Governance, Sustainability and Nominating Committee.

5.               Resolutions: The members of the Board of Directors analyzed and discussed the matters on the agenda, and subsequently resolved, unanimously and without reservations, as follows:

5.1                Analysis and recommendation for the election of member to the Company's Corporate Governance, Sustainability and Nominating Committee: Firstly, the members of the Board of Directors were informed of the resignation of Mr. Júlio Cesar de Queiroz Campos, Brazilian, married, engineer and administrator, holder of Identity Card RG no. 13.685.283, SSP/SP, registered before the CPF/MF under no. 129.447.578-90, with business address at Avenida Aricanduva, no. 5.555, Jardim Marília, City of São Paulo, State of São Paulo, Zip Code 03.523-020, as a member of the Company's Finance Committee.

Continuous act, the members of the Board of Directors unanimously approved, without reservations, the election of Mr. Júlio Cesar de Queiroz Campos, previously qualified, as member of the Company's Corporate Governance, Sustainability and Nominating Committee, with a term of office unified with that of the other members, ending at the Annual Ordinary General Meeting that approves the financial statements for the fiscal year ending on December 31, 2024.

6.               Adjournment: There being no further business, the proceedings were suspended for the drawing up of these minutes. The minutes were read and approved and signed by the secretary. São Paulo, June 25, 2024. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Ms. Tamara Rafiq Nahuz. Members of the Board of Directors present: Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Julio Cesar de Queiroz, Leila Abraham Loria and Leonardo P. Gomes Pereira.

Rio de Janeiro, June 25, 2024.

This minute is a true copy of the original drawn-up in the proper book.

_____________________________________

Tamara Rafiq Nahuz

Secretaty

|SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.